CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$75,000,000	$4,185.00

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement (To the Prospectus dated February 10, 2009, and the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845 September 10, 2009

US$75,000,000

FIXED-TO-FLOATING RATE NOTES DUE SEPTEMBER 18, 2012

Principal Amount: US$75,000,000 Issuer: Barclays Bank PLC (Rated AA-/Aa3) For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

Issue Price: Variable Price Re-Offer Series: Medium-Term Notes, Series A

Principal Protection Percentage: 100% Original Issue Date: September 18, 2009

Original Trade Date: September 10, 2009 Maturity Date: September 18, 2012

CUSIP: 06739JD42 Denominations: Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.

ISIN: US06739JD424

Interest Rate Type: Day Count Convention:

Regular Floating Rate

Inverse Floating Rate (see page S-39 of the prospectus supplement for a description of inverse floating rate Notes) From and including the Original Issue Date, to but excluding March 18, 2011: 30/360

From and including March 18, 2011: Actual/360

Reference Asset/Reference Rate:

CD Rate

CMS Rate

CMT Rate (Reuters Screen FRBCMT Page)

Commercial Paper Rate

Eleventh District Cost of Funds Rate Federal Funds (Effective) Rate

Federal Funds (Open) Rate

EURIBOR

LIBOR

Designated LIBOR Page: Reuters: LIBOR01 Prime Rate

Treasury Rate

Other (see description in this free writing prospectus)

Index Maturity: 3-month

Interest Rate: For each Interest Period commencing on or after the Original Issue Date, to but excluding March 18, 2011: the Initial Interest Rate

For each Interest period commencing on or after March 18, 2011, the interest rate per annum will be equal to Reference Rate plus the Spread, subject to the Minimum Interest Rate.

Initial Interest Rate: 1.62%

Spread: For Interest Periods commencing on or after Spread

March 18, 2011 1.00%

Minimum Interest Rate: From and including March 18, 2011, to but excluding the Maturity Date: 1.62% per annum

Business Day: New York

London

Euro

Other (_________________) Business Day Convention: From and including the Original Issue Date, to but excluding March 18, 2011: Following, unadjusted

From and including March 18, 2011: Modified Following, adjusted

Interest Payment Dates: Monthly, Quarterly, Semi-Annually, Annually,

payable in arrears on 18th of each March, June, September and December, commencing on December 18, 2009 and ending on the Maturity Date.

Interest Period: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Reset Date for that Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates: For each Interest Period from and including March 18, 2011, the Interest Payment Date for the immediately preceding Interest Period.

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will be not listed on any U.S. securities exchange or quotation system.

Agent: Barclays Capital Inc.

Price to Public (1) Agent’s Commission (2) Proceeds to Barclays Bank PLC

Per Note 100% 0.00% 100%

Total $75,000,000 $0.00 $75,000,000

(1) Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

(2) Barclays Capital Inc. will not receive commissions from the Issuer in connection with the issuance of the Notes.

See “Selected Risk Factors” in this pricing supplement and “Risk Factors” beginning on page S-5 of the prospectus supplement for a description of risks relating to an investment in the Notes.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

US$75,000,000

FIXED-TO-FLOATING RATE NOTES DUE SEPTEMBER 18, 2012

Principal Amount: US$75,000,000 Issuer: Barclays Bank PLC (Rated AA?/Aa3)1

Issue Price: Variable Price Re-Offer Series: Medium-Term Notes, Series A

Principal Protection Percentage: 100% Original Issue Date: September 18, 2009

Original Trade Date: September 10, 2009 Maturity Date: September 18, 2012

CUSIP: 06739JD42 Denominations: Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.

ISIN: US06739JD424

Interest Rate Type: Day Count Convention:

☒ Regular Floating Rate

☐ Inverse Floating Rate (see page S-39 of the prospectus supplement for a description of inverse floating rate Notes) From and including the Original Issue Date, to but excluding March 18, 2011: 30/360

From and including March 18, 2011: Actual/360

Reference Asset/Reference Rate:

☐ CD Rate

☐ CMS Rate

☐ CMT Rate (Reuters Screen FRBCMT Page)

☐ Commercial Paper Rate

☐ Eleventh District Cost of Funds Rate☐ Federal Funds (Effective) Rate

☐ Federal Funds (Open) Rate

☐ EURIBOR

☒ LIBOR

Designated LIBOR Page: Reuters: LIBOR01☐ Prime Rate

☐ Treasury Rate

☐ Other (see description in this free writing prospectus)

Index Maturity: 3-month

Interest Rate: For each Interest Period commencing on or after the Original Issue Date, to but excluding March 18, 2011: the Initial Interest Rate

For each Interest period commencing on or after March 18, 2011, the interest rate per annum will be equal to Reference Rate plus the Spread, subject to the Minimum Interest Rate.

Initial Interest Rate: 1.62%

Spread: For Interest Periods commencing on or after Spread

March 18, 2011 1.00%

Minimum Interest Rate: From and including March 18, 2011, to but excluding the Maturity Date: 1.62% per annum

Business Day: ☒ New York

☐ London

☐ Euro

☐ Other (            ) Business Day Convention: From and including the Original Issue Date, to but excluding March 18, 2011: Following, unadjusted

From and including March 18, 2011: Modified Following, adjusted

Interest Payment Dates:☐ Monthly,☒ Quarterly,☐ Semi-Annually,☐ Annually,

payable in arrears on 18th of each March, June, September and December, commencing on December 18, 2009 and ending on the Maturity Date.

Interest Period: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Reset Date for that Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates: For each Interest Period from and including March 18, 2011, the Interest Payment Date for the immediately preceding Interest Period.

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will be not listed on any U.S. securities exchange or quotation system.

Agent: Barclays Capital Inc.

Price to Public (1) Agent’s Commission (2) Proceeds to Barclays Bank PLC

Per Note 100% 0.00% 100%

Total $75,000,000 $0.00 $75,000,000

(1) Variable Price Offer. The Notes are being sold in one or more negotiated transactions, at prices that may be different than par, and such sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Notes may be sold at a discount and the redemption price may equal 100.00% or some other percentage of par.

(2) Barclays Capital Inc. will not receive commissions from the Issuer in connection with the issuance of the Notes.

See “Selected Risk Factors” in this pricing supplement and “Risk Factors” beginning on page S-5 of the prospectus supplement for a description of risks relating to an investment in the Notes.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

1 For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read this pricing supplement, the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon this pricing supplement, the prospectus, prospectus supplement, and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any related free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital Inc., 200 Park Avenue—Attn: US InvSol Support, New York, NY 10166.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to the Maturity Date. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes (after any initial period during which a fixed Initial Interest Rate is payable) is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. These risks include fluctuation of the applicable Interest Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods. We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility also could be characteristic of the future. In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity, the Original Issue Price of the Notes includes the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any initial Interest Periods for which the Initial Interest Rate is payable, the effective per annum Interest Notes payable on the Notes on each Interest Payment Date will be a floating rate calculated as described under Interest Rate above. The following illustrates the process by which the Interest Rate and interest payment amount are determined for a particular Interest Period.

Step 1: Determine the value of the Reference Rate for the Interest Period.

For each Interest Period, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the applicable Reference Rate on the interest determination date relating to that Interest Reset Date. For further information concerning the interest determination dates for the various Reference Rates, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the per annum Interest Rate for the Interest Period by adding the Spread, while taking into account the Minimum Interest Rate for that Interest Period.

For each Interest Period, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by adding the relevant Spread, and will then assess that value relative to the Minimum Interest Rate.

If a Minimum Interest Rate is applicable to a particular Interest Period and the Interest Rate otherwise determined for that Interest Period would be less than the specified Minimum Interest Rate, the Interest Rate for that Interest Period will be the Minimum Interest Rate.

The following examples illustrate how the Interest Rate for the particular Interest Period would be calculated:

Example 1: Interest Rate equals the Reference Rate plus a Spread

Based on a hypothetical Reference Rate equal to 3.00% and a Spread of 1.00%, the Interest Rate would be equal to 4.00% (the Reference Rate plus the Spread).

Example 2: The Interest Rate is subject to a Minimum Interest Rate

Based on a Minimum Interest Rate of 1.62%, a hypothetical Reference Rate equal to 0.50% and a Spread of 1.00%, the Interest Rate would equal 1.50% (the Reference Rate plus the Spread), but would not be payable since it is less than the Minimum Interest Rate of 1.62%, and as a result, the Interest Rate for the relevant Interest Period would instead be equal to 1.62%.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as variable rate debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the prospectus supplement. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

US$75,000,000

BARCLAYS BANK PLC

FIXED-TO-FLOATING RATE NOTES DUE SEPTEMBER 18, 2012

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED FEBRUARY 10, 2009)